February 6, 2025

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Chris Dietz

Re:    Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K furnished on February 14, 2024
Response Dated October 18, 2024
File No. 001-04879
Ladies and Gentlemen:
Diebold Nixdorf, Incorporated, a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 29, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (“Form 10-K”) and Current Report Form 8-K furnished on November 7, 2024 and the Staff’s response to our October 18, 2024 response letter.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 26
1.We note your responses to prior comments 1 and 2. In future filings, including earnings releases, please remove any presentations that combine predecessor and successor periods and any adjustments that reverse the effects of fresh-start accounting. Fresh-start financial statements prepared by entities emerging from bankruptcy are not comparable with those prepared before their reorganization plans were confirmed because they are, in effect, those of a new entity. Refer to ASC 852- 10-45-26. In addition, it is not appropriate to present predecessor and successor periods on a combined basis as non-GAAP and exclude the effects of applying fresh- start accounting, as the resulting non-GAAP financial measures include individually tailored accounting principles. Refer to 100.04 of the Non-GAAP C&DIs.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
February 6, 2025
Page -2-

Response:
The Company acknowledges the Staff’s comment. In future filings, including earnings releases, the Company will not include presentation that combine predecessor and successor periods and any adjustments that reverse the effects of fresh-start accounting.
Form 8-K furnished on November 7, 2024
Exhibit 99.1, page 14
2.We note your adjustment excluding the "Amortization of fair valued assets" from various non-GAAP measures. Please revise to remove this adjustment from future filings. Refer to Question 100.04 of the Non-GAAP C&DIs.
Response:
The Company acknowledges the Staff’s comment. In future filings, the Company will not include the adjustment “Amortization of fair valued assets” from non-GAAP financial measures.
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If you have any questions regarding these matters, please do not hesitate to contact me at 330-481-6468.
Very truly yours,
/s/ Thomas S. Timko
Thomas S. Timko
Executive Vice President and
Chief Financial Officer